                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

             TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED

                              PURSUANT TO 13d-2(b)

                              (AMENDMENT NO. 5)(1)



                               SAPIENT CORPORATION
                               -------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                     --------------------------------------
                         (Title of Class of Securities)


                                   803062 10 8
                                   -----------
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [ ]  Rule 13d-1(b)

             [ ]  Rule 13d-1(c)

             [X]  Rule 13d-1(d)


(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 803062 10 8                                           Page 2 of 8


                                  SCHEDULE 13G

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     J. Stuart Moore
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a) [ ]
                                                           (b) [ ]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
                        5   SOLE VOTING POWER

                            9,694,647 shares
                        --------------------------------------------------------
                        6   SHARED VOTING POWER

                            6,949,855 shares (consists of shares held by the J.
                            Stuart Moore Eight Year Qualified Annuity Trust -
                            1996. Mr. Moore is a co-trustee of this trust and
                            shares voting control over the shares held by the
       NUMBER OF            trust.) Mr. Moore's wife shares voting control over
        SHARES              72,376 shares held by the J. Stuart Moore
      BENEFICIALLY          Irrevocable Trust - 1996, of which she is
       OWNED BY             co-trustee.
         EACH           --------------------------------------------------------
       REPORTING        7   SOLE DISPOSITIVE POWER
        PERSON
         WITH               9,694,647 shares
                        --------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                            9,555,899 shares (consists of shares held by the J. Stuart Moore Remainder Trust - 1996 and the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996. Mr. Moore is a co-trustee of each of these trusts and shares dispositive control over the shares held by each trust.) Mr. Moore's wife shares dispositive control over 72,376 shares held by the
                            J. Stuart Moore Irrevocable Trust - 1996, of which she is a co-trustee.
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Mr. Moore has or shares voting or investment control over 19,250,546 shares (includes 6,949,855 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 and 2,606,044 shares held by the J. Stuart Moore Remainder Trust - 1996.) Mr. Moore's wife has or shares voting or investment control with respect to 72,376 shares held by the J. Stuart Moore Irrevocable Trust - 1996, of which she is a co-trustee. Mr. Moore disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

     Not Applicable
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     15.3%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


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CUSIP NO. 803062 10 8                                           Page 3 of 8


                                  SCHEDULE 13G

--------------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

    J. Stuart Moore Eight Year Qualified Annuity Trust - 1996
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                           (a) [ ]
                                                           (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION

    Commonwealth of Massachusetts
--------------------------------------------------------------------------------
                        5   SOLE VOTING POWER

                            6,949,855 shares (voting control of these shares is
                            shared by Mr. Moore, who is a trustee of the trust)
       NUMBER OF        --------------------------------------------------------
        SHARES          6   SHARED VOTING POWER
      BENEFICIALLY
       OWNED BY             0 shares
         EACH           --------------------------------------------------------
       REPORTING        7   SOLE DISPOSITIVE POWER
        PERSON
         WITH               6,949,855 shares (dispositive control of these
                            shares is shared by Mr. Moore, who is a trustee of
                            the trust)
                        --------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                            0 shares
--------------------------------------------------------------------------------
9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    6,949,855 shares are held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996.
--------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    Not Applicable
--------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

    5.5%
--------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    OO
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!



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CUSIP NO. 803062 10 8                                           Page 4 of 8


ITEM 1(a)        NAME OF ISSUER:

                 Sapient Corporation

ITEM 1(b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

                 One Memorial Drive
                 Cambridge, Massachusetts 02142

ITEM 2(a)        NAME OF PERSON FILING:

                 J. Stuart Moore for himself and on behalf of the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996; the
                 J. Stuart Moore Eight Year Qualified Annuity Trust - 1996

ITEM 2(b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

                 J. Stuart Moore
                 c/o Sapient Corporation
                 One Memorial Drive
                 Cambridge, MA  02142

                 The J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 receives its mail c/o Mr. Moore.

ITEM 2(c)        CITIZENSHIP:

                 Mr. Moore is a citizen of the United States of America.

                 The J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 is organized under the laws of the Commonwealth of Massachusetts.

ITEM 2(d)        TITLE OF CLASS OF SECURITIES:

                 Common Stock, $.01 par value per share.



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CUSIP NO. 803062 10 8                                           Page 5 of 8



ITEM 2(e)        CUSIP NUMBER:

                 803062 10 8

ITEM 3           DESCRIPTION OF PERSON FILING:

                 Not applicable

ITEM 4           OWNERSHIP:

                           (a)    AMOUNT BENEFICIALLY OWNED:

                                  Mr. Moore has or shares voting or investment control over 19,250,546 shares (includes 6,949,855 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996 and 2,606,044 shares held by the J. Stuart Moore Remainder Trust - 1996). Mr. Moore's wife has or shares voting or investment control with respect to 72,376 shares held by the J. Stuart Moore Irrevocable Trust - 1996, of which she is a co-trustee. Mr. Moore disclaims beneficial ownership of the shares held by the trusts except to the extent of his proportionate pecuniary interest therein.

                                  The J. Stuart Moore Eight Year Qualified
                                  Annuity Trust - 1996 holds 6,949,855 shares.

                            (b)   PERCENT OF CLASS:

                                  Mr. Moore has or shares voting or investment control over shares representing 15.3% of the issuer's outstanding common stock.

                                  The J. Stuart Moore Eight Year Qualified
                                  Annuity Trust - 1996 holds shares representing 5.5% of the issuer's outstanding common stock.



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CUSIP NO. 803062 10 8                                           Page 6 of 8


                           (c)    NUMBER OF SHARES AS TO WHICH PERSON HAS:

                                        (i) sole power to vote or to direct the
                                        vote:

                                        Mr. Moore has sole power to direct the
                                        vote of 9,694,647 shares.

                                        (ii) shared power to vote or to direct
                                        the vote:

                                        Mr. Moore has shared power to direct the vote of 6,949,855 shares (consists of 6,949,855 shares held by the J. Stuart Moore Eight Year Qualified Annuity Trust
                                        - 1996, of which Mr. Moore and Mr.
                                        Sichko are co-trustees.) Mr. Moore's
                                        wife shares voting control over 72,376
                                        shares held by the J. Stuart Moore
                                        Irrevocable Trust - 1996, of which she
                                        is a co-trustee.

                                        (iii) sole power to dispose or to direct the disposition of:

                                        Mr. Moore has sole power to dispose of
                                        9,694,647 shares.

                                        (iv) shared power to dispose or to
                                        direct the disposition of:

                                        Mr. Moore has shared power to dispose or to direct the disposition of 9,555,899 shares (consists of shares held by the J. Stuart Moore Remainder Trust - 1996 and the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996. Mr. Moore is a co-trustee of each of these trusts and shares dispositive power over the shares held by each trust.) Mr. Moore's wife shares dispositive control over 72,376 shares held by the J. Stuart Moore Irrevocable Trust - 1996, of which she is a co-trustee.

ITEM 5           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                 Not applicable

ITEM 6           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON:

                 During the term of the J. Stuart Moore Eight Year Qualified Annuity Trust - 1996, Mr. Moore is the only beneficiary of such trust.

                 Mr. Moore's children are the beneficiaries of the J. Stuart Moore Remainder Trust - 1996.

                 Mr. Moore's wife and children are the beneficiaries of the J. Stuart Moore Irrevocable Trust - 1996.



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CUSIP NO. 803062 10 8                                           Page 7 of 8



ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                 COMPANY:

                 Not applicable

ITEM 8           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                 Not applicable

ITEM 9           NOTICE OF DISSOLUTION OF GROUP:

                 Not applicable

ITEM 10          CERTIFICATION:

                 Not applicable


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CUSIP NO. 803062 10 8                                           Page 8 of 8


                                    SIGNATURE



After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  February 8, 2002

                                                 /s/ J. Stuart Moore
                                      -----------------------------------------
                                      J. Stuart Moore, individually and as
                                      co-trustee of the J. Stuart Moore Eight
                                      Year Qualified Annuity Trust - 1996



                                                /s/ Samuel C. Sichko
                                      -----------------------------------------
                                      Samuel C. Sichko, Esq., as co-trustee of
                                      the J. Stuart Moore Eight Year
                                      Qualified Annuity Trust - 1996